UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42814

THE GROWHUB LIMITED

(Translation of registrant’s name into English)

60 Paya Lebar Road

#12-37 Paya Lebar Square

Singapore 409051

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

The GrowHub Limited, a Cayman Islands exempted company with limited liability (the “Company”), furnishes under the cover of this Report on Form 6-K a form of proxy, the notice of the meeting, and other materials to be considered for approval by the shareholders of the Company at the extraordinary general meeting of the shareholders of the Company, to be held on August 5, 2026, in accordance with applicable provisions of the Cayman Islands laws.

The information contained in this Report on Form 6-K and exhibits to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, unless expressly set forth by specific reference in such a filing.

EXHIBIT LIST

Exhibit No.	Description

99.1	Notice of the Extraordinary General Meeting of the Shareholders
99.2	Form of Proxy Card*

*	Note to shareholders of record of the Company: The proxy card furnished hereto is a form for your reference only. You shall vote based on the proxy card you receive.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2026	THE GROWHUB LIMITED

	By:	/s/ Chan Choon Yew Lester
Chan Choon Yew Lester
Chief Executive Officer
(Principal Executive Officer)